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                     December 8, 2021

       Josephine Iannelli
       Chief Financial Officer
       Bar Harbor Bankshares
       PO Box 400
       82 Main Street
       Bar Harbor, ME 04609

                                                        Re: Bar Harbor
Bankshares
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-13349

       Dear Ms. Iannelli:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance